Exhibit 99
NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31
	2010	2009
	(Thousands of Dollars)
INCOME
Operating Revenues	$1,757,316	$1,899,558

Operating Expenses
Purchased Gas	650,180	839,411
Operation and Maintenance	398,249	394,992
Property, Franchise and Other Taxes	76,938	72,004
Depreciation, Depletion and Amortization	199,724	173,281

	1,325,091	1,479,688

Operating Income	432,225	419,870

Other Income (Expense):
Income from Unconsolidated Subsidiaries	987	2,649
Interest Income	3,459	5,038
Other Income	4,275	3,676
Interest Expense on Long-Term Debt	(85,319)	(83,426)
Other Interest Expense	(6,780)	(9,201)

Income from Continuing Operations Before Income Taxes	348,847	338,606

Income Tax Expense	135,395	128,107

Income from Continuing Operations	213,452	210,499

Income (Loss) from Discontinued Operations	6,506	(2,614)

Net Income Available for Common Stock	$219,958	$207,885

Earnings Per Common Share:
Basic:
Income from Continuing Operations	$2.61	$2.63
Income (Loss) from Discontinued Operations	0.08	(0.03)

Net Income Available for Common Stock	$2.69	$2.60

Diluted:
Income from Continuing Operations	$2.57	$2.59
Income (Loss) from Discontinued Operations	0.08	(0.03)

Net Income Available for Common Stock	$2.65	$2.56

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	81,786,524	79,983,513

Used in Diluted Calculation	82,989,108	81,156,966